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                                                     Filing Pursuant To Rule 425
                                       of the Securities Act Of 1933, as amended
                                      and deemed Filed Pursuant To Rule 14(a)-12
                              of the Securities Exchange Act Of 1934, as amended

                                     Filed By: Mercantile Bankshares Corporation

                                                    Subject Company: F&M Bancorp
                                                     Commission File No. 0-12638

                                 March 31, 2003

     This filing relates to a proposed merger between Mercantile Bankshares Corporation and F&M Bancorp pursuant to the terms of an Agreement dated as of March 13, 2003.

     The following is a quarterly dividend statement issued by Mercantile on March 31, 2003.

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MERCANTILE BANKSHARES CORPORATION

Two Hopkins Plaza
P.O. Box 1477
Baltimore, Maryland 21203
410-237-5900

The Annapolis Banking                                   Fredericktown Bank &
and Trust Company                                       Trust Company
Annapolis, Maryland                                     Frederick, Maryland

Baltimore Trust Company                                 Marshall National Bank
Selbyville, Delaware                                    and Trust Company
                                                        Marshall, Virginia
Bank of Southern Maryland
LaPlata, Maryland                                       Mercantile-Safe Deposit
                                                        and Trust Company
Calvert Bank and Trust                                  Baltimore, Maryland
Company
Prince Frederick, Maryland                              The National Bank of
                                                        Fredericksburg
The Chestertown Bank of                                 Fredericksburg, Virginia
Maryland
Chestertown, Maryland                                   Peninsula Bank
                                                        Princess Anne, Maryland
The Citizens National Bank
Laurel, Maryland                                        The Peoples Bank of
                                                        Maryland
County Banking & Trust                                  Denton, Maryland
Company
Elkton, Maryland                                        Potomac Valley Bank
                                                        Gaithersburg, Maryland
Farmers & Merchants
Bank--Eastern Shore                                     St. Michaels Bank
Onley, Virginia                                         St. Michaels, Maryland

The Fidelity Bank                                       Westminster Union Bank
Frostburg, Maryland                                     Westminster, Maryland

The First National                                            ----------
Bank of St. Mary's
Leonardtown, Maryland                                   Mercantile Mortgage
                                                        Corporation
The Forest Hill State Bank                              Baltimore, Maryland
Bel Air, Maryland

Affiliate banks are members of the Federal Deposit Insurance Corporation.

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We hope you enjoy Items of Interest.

Please address your questions or comments to:

Mercantile Bankshares Corporation
Corporate Communications
P.O. Box 1477, Baltimore, MD 21203
410-237-5971

corporatecommo.info@mercantile.net

Visit our Web site at www.mercantile.com

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ITEMS OF INTEREST TO
SHAREHOLDERS
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Statement of
Quarterly Dividend
March 2003

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MERCANTILE BANKSHARES CORPORATION

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Statement of
Quarterly Dividend
March 2003

                                                                  March 31, 2003

Dividends on the common stock of Mercantile Bankshares Corporation are payable to shareholders of record on March 24, 2003, at the rate of $.30 per share.

Dividends payable to shareholders who participate in the Dividend Reinvestment and Stock Purchase Plan or the Employee Stock Purchase Plan are invested in Mercantile common stock, which is credited to each participant's account. Shareholders not enrolled in either of these plans receive their dividends by check or by direct deposit to their accounts in financial institutions.

MERCANTILE TO ACQUIRE F&M BANCORP

On March 13, the boards of Directors of F&M Bancorp and Mercantile Bankshares Corporation (MBC) agreed to merge Frederick, Md.-based F&M Bancorp into the Mercantile family. This acquisition will enhance MBC's already strong statewide presence, increase its existing market share and further penetrate high-growth areas of the state. Already Maryland's largest independent banking company, upon completion of the acquisition, MBC will increase its assets to approximately $12.9 billion and its deposits to approximately $9.9 billion, making it the state's second largest in terms of deposits.

     Under terms of the agreement, for each share of F&M stock, shareholders will be entitled to $46.00 in cash, 1.2831 shares of MBC stock or a combination of cash and stock. Total purchase price is $500 million. F&M will be folded into MBC's existing affiliate network, the bulk of which will become part of a Frederick-based bank with assets of approximately $1.6 billion. Subject to regulatory and shareholder approval and customary closing conditions, the merger is expected to be completed by the end of the year.

     This acquisition "solidifies our status as Maryland's leading banking institution, enhances our competitive advantage and positions us for stronger future growth," said Edward J. Kelly III, Chairman, President and CEO of MBC.

     This announcement contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed. Factors that could cause or contribute to such differences are included in our reports as filed with the SEC at the SEC's web site at http://www.sec.gov.

     F&M and MBC intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the merger. Investors and security holders of F&M are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger because they will contain important information about F&M, MBC and the merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by F&M or MBC with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov or, with respect to MBC filed documents, by contacting David Borowy, Mercantile Bankshares Corporation, Two Hopkins Plaza, Baltimore, MD 21201, telephone:(410) 237-5900.